SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2026
Commission File Number 1-14926
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KT Corporation
(Translation of registrant's name into English)
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90, Buljeong-ro,
Bundang-gu, Seongnam-si,
Gyeonggi-do,
Korea
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒   Form 40-F ☐

Decision to Cancel Treasury Shares

	1. Estimated number of shares to be canceled	4,215,851 common shares
	2. Total number of outstanding shares	252,021,685
	3. Par value per share (KRW)	5,000
	4. Estimated total amount of cancellation (KRW)	250,000,000,000
	5. Buyback period for the cancellation	From March 10, 2026 to September 9, 2026
	6. Method of buyback	Trust contract to acquire treasury shares
	7. Expected date of cancellation	-
	8. Agent for treasury share acquisition	NH INVESTMENT & SECURITIES CO.,LTD
	9. Date of resolution by the BoD	February 10, 2026
-Attendance of outside directors	Present (No.)	7
	Absent (No.)	0
10. Additional Details Relevant to Investment Consideration
–Legal basis of cancellation of treasury shares: Article 343 Paragraph 1 of the Commercial Act
–This share cancellation is to enhance corporate value by acquiring and canceling treasury shares within the limit of earnings available for dividends, in accordance with the 'Corporate Value-Up Plan' announced on November 11, 2025.
–Item 1 above is calculated based on the closing price (KRW 59,300) of the Company’s shares on February 9, 2026, which is the day before the resolution by the Board of Directors. The number of shares to be canceled and the cancellation amount may change pursuant to changes in the Company’s share price.
–Item 4 above is based on the amount of cancellation specified under the resolution of the Board of Directors passed on the current day.
–Details on Item 6 above are included in today’s filing of ‘Decision to Enter into a Trust Contract to Acquire Treasury Shares’.
–Regarding Item 7, all treasury shares acquired will be canceled after the termination of the trust contract. However, if the foreign ownership limit (49%) under Article 8 of the Telecommunications Business Act is exhausted at that time, the shares acquired through this resolution will be canceled at the earliest possible time.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 10, 2026
KT Corporation

By:	/s/ Jaegil Choi
Name: Jaegil Choi
Title: IRO

By:	/s/ Okdong Yoo
Name: Okdong Yoo
Title: IR Team Leader